August 14, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Mark P. Shuman

Re:	Intcomex, Inc.
Registration Statement on Form S-4
File No. 333-134090
Filed: May 12, 2006

Dear Mr. Shuman:

Intcomex, Inc. (“Intcomex”) is electronically transmitting for filing Amendment No. 1 (“Amendment No. 1”), amending the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2006. Amendment No. 1 is marked to show changes from the Registration Statement as originally filed. Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 9, 2006 in respect of the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in such letter, the text of each of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the marked copy of Amendment No. 1.

Securities and Exchange Commission, p. 2

STAFF COMMENTS AND RESPONSES—LETTER OF JUNE 9, 2006:

General

1.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Intcomex confirms that the offer will be open for at least twenty full business days and that the expiration date will be included in the final prospectus disseminated to security holders and filed with the Commission under the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).

2.	We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Intcomex confirms that the offer will be open at least through midnight on the twentieth business day of the offer.

Description of Exchange Notes, page 13

3.	We note your reference to “directly owned domestic restricted subsidiaries” and “directly owned foreign restricted subsidiaries.” Please revise to define and explain the significance of this terminology. What does it mean to be “directly owned domestic restricted subsidiaries” and/or “directly owned foreign restricted subsidiaries?”

The disclosure has been revised on page 13 to clarify the meanings of the terms “directly owned domestic restricted subsidiaries” and “directly owned foreign restricted subsidiaries”.

4.	We refer you to the disclosure that “[t]he capital stock that is subject to the lien will automatically be released from the lien and will no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements of any of our subsidiaries with the SEC pursuant to Rule 3-16 of Regulation S-X under the Securities Act.” Please advise of the basis of your belief that the presentation of separate financial statements of your subsidiaries are not currently required. Do you believe that note holders currently have a valid security interest in the referenced capital stock? How does this impact the company’s accounting analysis? Did Intcomex seek or receive a legal opinion regarding this conclusion? Your revised disclosure responding to this comment should also address Rule 3-10(f) of Regulation S-X. Further, please revise your risk factor on page 30, accordingly.

Securities and Exchange Commission, p. 3

Rule 3-16 of Regulation S-X under the Securities Act (“Rule 3-16”) requires that an issuer present in a registration statement stand-alone financial statements of its affiliates the securities of which constitute a “substantial portion” of the collateral for a class of the issuer’s securities being registered. Rule 3-16 provides that an affiliate’s securities constitute a “substantial portion” of the collateral for the issuer’s registered securities if the greatest of the par value, book value or market value (the “Applicable Value”) of the affiliate’s pledged securities is equal to or greater than 20% of the aggregate principal amount of the secured class of the issuer’s registered securities (the “Collateral Threshold”).

Section 10.3 of the indenture governing the existing notes and the registered notes to be issued in exchange therefor, and the applicable provisions of the security documents, contain a common mechanism to prevent the value of the pledged capital stock from exceeding the Collateral Threshold and thereby triggering the reporting requirements of Rule 3-16. Section 10.3 of the indenture states that “in the event that Rule 3-16 of Regulation S-X under the Securities Act (or any successor regulation) requires the filing with the SEC of separate financial statements of any Subsidiary of the Company because such Subsidiary’s Capital Interests are pledged as Collateral securing the Notes, the portion (or, if necessary, all) of such Capital Interests necessary to eliminate such filing requirement will automatically be deemed released and to not have been part of the Collateral. In such event, the Company and the Trustee shall amend or modify the Security Documents as necessary to evidence such release.” In effect, the indenture and security documents provide that the collateral securing the Notes will never include the capital stock of any subsidiary to the extent the Applicable Value of the capital stock is equal to or greater than the Collateral Threshold.

Intcomex believes that the trustee under the indenture has, on behalf of the holders of the existing notes, and will have, on behalf of the holders of the registered notes, a valid security interest in the capital stock that has been pledged as collateral. By operation of the indenture and the security documents with respect to the Notes, however, the trustee’s security interest exists only to the extent the Applicable Value of a subsidiary’s pledged capital stock does not exceed $24,000,000, which is the current Collateral Threshold for the Notes. As a result, Intcomex is not required to present separate financial statements for any of its subsidiaries pursuant to Rule 3-16.

Intcomex has satisfied itself as to the validity of the trustee’s security interest in the pledged capital stock on the basis of customary diligence procedures and the advice of counsel in connection with the preparation of the terms of the Notes.

Rule 3-10 of Regulation S-X under the Securities Act (“Rule 3-10”) provides a separate obligation from Rule 3-16 pursuant to which stand-alone, audited financial statements of an issuer’s guarantor subsidiaries are required to be presented in a registration statement. Rule 3-10(a)(i) provides as a general rule that every guarantor of a registered security must file the

Securities and Exchange Commission, p. 4

financial statements required for a registrant by Regulation S-X. Rule 3-10(f) provides an exception to this general rule where, as is the case for the Notes, there are multiple subsidiary guarantors of the securities issued by the parent company and, among other things, the guarantees are “full and unconditional”. In the indenture governing the Notes, the subsidiary guarantors agree in Section 11.1(a) to “jointly and severally, fully, unconditionally and irrevocably guaranty the Notes and the obligations of [Intcomex] hereunder and thereunder . . . .”

The guarantees from Intcomex’s subsidiary guarantors exist independently of the capital stock pledged in support of the guarantees. The guarantees, which are a separate security within the meaning of the Securities Act, are a mechanism used to avoid the “structural subordination” the noteholders of Intcomex would otherwise experience with respect to the direct creditors of each subsidiary guarantor, who, in the event of a liquidation or insolvency of such subsidiary guarantor, would rank senior to the claims of the shareholder of the subsidiary guarantor (in this case, Intcomex). Neither the fact that the subsidiary guarantees are secured nor the fact that the value of the collateral securing such guarantees may fluctuate depending on the relationship between the Applicable Value of the capital stock and the Collateral Threshold modifies the full and unconditional nature of the guarantees. The fluctuation in the capital stock securing the guarantees does not affect the obligation of the subsidiary guarantors to make payments on the Notes in the event the issuer fails to do so or impair the ability of any Noteholder to bring suit immediately and directly against such subsidiary guarantor for payment of all amounts due and payable in the event of such failure. As such, the guarantees are full and unconditional within the meaning of Rule 3-10(h)(2). In light of the conclusions set forth above, Intcomex respectfully submits that a revision of the risk factor on page 31 to reflect the conclusions described in response to Comment 4 is not necessary.

5.	To the extent that you continue to conclude that the presentation of separate financial statements is not required pursuant to Rule 3-16 of Regulation S-X, please expand your disclosure to provide a materially complete discussion that is understandable to potential investors regarding the Rule 3-16 of Regulation S-X and its potential impact on the security interests of your note holders. For example, your disclosure should provide a brief summary of the purpose, effect and requirements of Rule 3-16 and clearly explain the likelihood of its applicability and reasonably foreseeable events that could result in its applicability. Are these events outside the control of Intcomex? Also, your disclosure should explain how the security interest of your notes holders will change in the event that the filing of separate financial statements with the SEC is required by Rule 3-16 of Regulation S-X. In this regard, note holders should have a clear understanding of how and when their security interest would be affected, if you are required to file separate financial statements for any of your subsidiaries. As we noted above, your response should similarly address Rule 3-10(f) of Regulation S-X.

Disclosure has been added on page 91 in response to this Comment. As regards the application of Rule 3-10, as explained in the response to Comment 6 below, Intcomex has concluded that the Rule 3-16 release does not affect the full and unconditional nature of the subsidiary guarantees of the Notes and thus the ability of Intcomex, Inc. and the guarantors to benefit from the provisions of Rule 3-10(f).

Securities and Exchange Commission, p. 5

6.	We refer you to the immediately preceding comment. You disclose throughout your disclosure that the Guarantors unconditionally will jointly and severally guarantee Intcomex’s obligations under the indenture and the guarantees will be secured on a second priority basis secured basis. At page 80 and elsewhere you describe the guarantee as a “senior secured obligation of the Guarantor”. You also discuss the possibility that the capital stock that is subject to the lien will automatically be released from the lien and will no longer be deemed collateral if the filing of separate financial statements of any of your subsidiaries is required pursuant to Rule 3-16 of Regulation S-X. In this regard, we note that full and conditional guarantees of the subsidiaries are one of the requirements necessary to relieve the subsidiary guarantors from including their financial statements in this registration statement. See Rule 3-10(f)(2) of Regulation S-X. If you have concluded that the guarantees are separate and distinct from a security interest and are not affected by the termination of any security interest, please advise. Your analysis should explain why the conditional security interests and the guarantees are mutually exclusive and why the loss of the conditional security interests does not impair or detract from the rights of note holders under the guarantees or impart a conditional character to the guarantees.

As discussed in the response to Comment 4, Intcomex has concluded that the guarantees of its obligations under the Notes are separate and distinct from a security interest and are not affected by a partial release, or indeed even the termination, of a security interest supporting such guarantees. Intcomex does not believe that a change in the number of shares of capital stock securing the guarantees would change the full and unconditional nature of the guarantees. Pursuant to Rule 3-10(h)(2), a guarantee is full and unconditional “if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” The amount of the liability of Intcomex’s guarantor subsidiaries with respect to the Notes is no less than that of Intcomex. Nor, should Intcomex default, would the guarantor’s payment schedule differ from Intcomex’s payment schedule. Moreover, there are no conditions, beyond Intcomex’s failure to pay, to the guarantors’ payment obligation in respect of the Notes.

While the guarantees do not place a specific limit on the amount of the guarantors’ regular payment obligation, the granting language in the security agreements effectively caps, in certain circumstances, the value of the collateral securing the obligations of the guarantors under the guarantees. The security agreements do not, however, limit or reduce the obligation of the guarantor subsidiaries to satisfy in full the claims of the noteholders. To the extent that noteholders’ claims under the guarantee exceed the realizable value of the collateral securing the guarantee, such claims will rank pari passu with those of the guarantors’ other unsecured and unsubordinated creditors. That is, the noteholders can fully enforce the guarantees regardless of the value of the collateral securing the guarantees. SEC Release 33-7878 (August 15, 2000)

Securities and Exchange Commission, p. 6

further supports the conclusion that the determination of whether a guarantee is full and unconditional is based on the nature of the obligations of the guarantor under the guarantee and not on the nature of the guarantee beneficiary’s remedies in the event of a guarantor default under a guarantee. The example discussed in Section III.A.1.b(iii) of the Release provides for different subordination terms as between a parent company’s debt obligations and the obligations of subsidiary guarantors of those debt obligations, thus giving security holders different rights in priority of payment. The conclusion of the Release is that a “guarantee can be full and unconditional despite different subordination terms between the guaranteed security and the guarantee,” the relevant factor being that “. . . both the issuer and the guarantor remain fully liable to holders for all amounts due under the guaranteed security.”

The Exchange Offer, page 32

Expiration Date; Extensions; Amendments; Termination, page 35

7.	You disclose on page 35 that you will give oral or written notice of extension or termination to the exchange agent. Please advise how oral and/or written notice of any extension or termination to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-1(d).

The disclosure has been modified on page 38 to clarify that Intcomex will notify registered holders of the outstanding notes of any extension of the expiration date, as well as of any termination of the offer, in writing by press release.

Conditions, page 39

8.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.

Intcomex respectfully submits that conditioning the completion of an exchange offer on there being no “threatened” actions that could have a material adverse effect on the exchange offer is not within the direct or indirect control of Intcomex. Such a condition is customary in exchange offers. Intcomex believes that for an action to be considered as “threatened,” information must have been conveyed to a company (typically, an executive officer or someone who would customarily receive information) that a cause of action is alleged to exist, that the company reasonably believes the action is likely to be pursued and that the nature of the action is such that the company reasonably believes that an unfavorable outcome would have a material adverse effect. Intcomex believes that based on this standard, whether an action has been threatened, and the condition satisfied, can be objectively determined by the company or, in the event of dispute, a court.

Securities and Exchange Commission, p. 7

Certain U.S. Federal Income Tax Considerations, page 121

9.	You are required to furnish a description of all of the material federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise the heading of this section to delete the word “[c]ertain” from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

The requested deletion has been made on page 133.

Note 12. Guarantor Condensed Consolidating Financial Statements, page F-33

10.	Confirm and disclose that all the Guarantor Subsidiaries are “100% Owned” by you. See Rule 3-10(i)(8)(i) of Regulation S.-X. The disclosure in your notes should be revised to indicate that the guarantees are “full and unconditional”. See Rule 3-10(i)(8)(ii) of Regulation S-X. In addition, revise to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-10(i)(9) of Regulation S-X.

Intcomex confirms to the Staff, and has revised the disclosure in Note 12 Guarantor Condensed Consolidating Financial Statements on page F-38 to state, that the guarantor subsidiaries are “100.0% Owned” by Intcomex. In addition, Intcomex has revised the disclosure on page F-39 to state that the guarantees are full and unconditional and to clarify the restrictions on the ability of its subsidiary, Software Brokers of America, Inc., pursuant to its credit agreement, to pay dividends.

11.	Confirm that you have complied with Rule 3-10(i)(3) & (4) of Regulation S-X. That is, the parent company column should present investments in all subsidiaries under the equity method and the parent company’s basis shall be “pushed down” to the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiary.

Intcomex confirms that it has complied with Rule 3-10(i)(3) & (4) of Regulation S-X.

*    *    *    *    *    *    *

Intcomex respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 to Gamal M. Abouali at +33-1-40-74-69-30.

Securities and Exchange Commission, p. 8

Sincerely,

/s/ Anthony Shalom
Anthony Shalom

cc:	Russell A. Olson

(Intcomex, Inc.)

Stephen Krikorian

Jeffrey B. Werbitt

(Securities and Exchange Commission)

Gamal M. Abouali, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)